

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 23, 2006

Via Facsimile (212.319.4090) and U.S. Mail

Luke P. Iovine III, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 east 55th Street
New York, NY 10022

    Re: **Manugistics Group, Inc.**
           Schedule TO-I
           Filed June 2, 2006
           File No. 005-48445

Dear Mr. Iovine:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

1. We note your response to our previous comment number 3. It remains unclear what role JDA has in the tender offer. Please expand your response to address the issues raised in Section II.D.2 of the Division of Corporation Finance's Current Issues Outline (November 14, 2000). In this regard, please advise us as to what role JDA played in initiating and structuring the offer and what role it played in obtaining financing.

2. Please advise us as to how you intend to disseminate the supplement.

Closing Comments

As appropriate, please amend your filing promptly and provide the requested information in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,



Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions